SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) September 19, 2000

POLYONE CORPORATION
(Exact name of registrant as specified in charter)

Ohio	1-16091	34-1730488
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Suite 36-5000, 200 Public Square, Cleveland, Ohio	44114-2304
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 216-589-4000

Not Applicable
(Former name or former address, if changed since last report.)

Item 5.   **Other Events**

On September 19, 2000, PolyOne Corporation (NYSE: POL) announced that a slowdown in customer demand, coupled with continuing high raw material costs and escalating costs of energy, will negatively affect earnings for the third quarter that ends September 30, 2000.

Item 7(c).   **Financial Statements, Pro Forma Financial Information and Exhibits**

Exhibit 99.1 Press Release issued by PolyOne Corporation announcing that a slowdown in customer demand, coupled with continuing high raw material costs and escalating costs of energy, will negatively affect earnings for the third quarter that ends September 30, 2000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


POLYONE CORPORATION

By /s/ Gregory L. Rutman
   Chief Legal Officer and Secretary


Dated September 20, 2000